MADISON COVERED CALL & EQUITY STRATEGY FUND
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

August 28, 2018

BY EDGAR

Ms. Kim Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Madison Covered Call & Equity Strategy Fund (“MCN” or “Registrant”)
Form N-14 8C Registration Statement (SEC File Nos. 811-21582 and 333-226105).

Dear Ms. Browning:

The following serves to respond to comments received from you telephonically on August 28, 2018, regarding the Form N-14 8C Registration Statement filed with the SEC on July 9, 2018 (“Registration Statement”), on behalf of MCN related to, among other things, the proposed merger of the Madison Strategic Sector Premium Fund (“MSP”) with and into MCN.

In response to your question regarding incorporation of documents by reference, I hereby represent, in my capacity as an officer of the Registrant, that Part A of the Registration Statement contains all of the disclosures required under Form N-14 relating to the Registrant and MSP that cross-reference Form N-2. Other than the financial statements of the Registrant and MSP required by Item 14 of Form N-14 (which are incorporated by reference to the applicable annual reports), Part B of the Registration Statement contains all of the disclosures required under Form N-14 relating to the Registrant and MSP that cross reference Form N-2.

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If you have further questions or comments regarding this Registration Statement, please call me at 608-216-9114.

Respectfully submitted,
/s/ Kevin S. Thompson
Kevin S. Thompson
Chief Legal Officer